400 Howard Street
San Francisco, CA 94105
1-800-iShares (1-800-474 -2737)
www.iShares.com

February 17, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin Woody

Re:	iShares® Silver Trust - Annual Report on Form 10-K for the Year Ended December 31, 2010
File No. 001-32863

Dear Mr. Woody:

Reference is hereby made to your letter dated January 17, 2012, pursuant to which the staff of the Division of Corporation Finance provided an additional comment to the Annual Report on Form 10-K for the year ended December 31, 2010 filed by the iShares® Silver Trust (the “Trust”) on February 25, 2011 (the “Form 10-K Report”). Set forth below is the response to that additional comment. For your convenience, the text of your additional comment is reproduced in italics before our response.

Financial Statements

Income Statements, page F-4

1.	We note your response to our prior comment two. Your response did not address our comment in its entirety. Please tell us how your policy for recording subsequent recovery of market value reserves complies with ASC 330. Within your response, specifically address paragraph 14 of ASC 330-10-35.

As stated in Note 2B to the registrant’s financial statements included in the Form 10-K Report, it has been the policy of the registrant to record a “market value recovery” whenever the London Fix rises again above average cost of the silver owned by the Trust. Based on your comment, and consistent with ASC 330-10-35-14, the registrant will in the future apply this policy only when the recovery occurs in the same fiscal year during which a market value reserve has been recorded.

Because the misapplication of the registrant’s policy referred to above resulted in the erroneous recognition of a loss in the amount of the market value reserve for fiscal year 2008 and of a gain in the amount of the market value recovery in fiscal year 2009, the board of directors of

BlackRock Asset Management International Inc., the sponsor of the registrant, in consultation with PricewaterhouseCoopers LLP (the registrant’s independent registered public accounting firm), has determined that the audited financial statements of the registrant included in the Form 10-K Report should no longer be relied upon. An amendment to the Form 10-K Report which includes audited restated financial statements that give effect to the reversal of the 2008 loss and the 2009 gain referred to above has been filed on the date hereof. The amendment also includes management’s re-assessment, in light of the circumstances discussed in this response, of the effectiveness of the registrant’s internal control over financial reporting and discloses the ongoing process of evaluation of appropriate remedial action to be undertaken by the registrant. Such process is expected to be completed prior to the filing of, and its outcome described in, the registrant’s Annual Report on Form 10-K for the year ended December 31, 2011 (due on February 29, 2012).

*  *  *

As requested, the Trust hereby acknowledges as follows:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (415) 670-4663 or Andrew Josef at (415) 670-2059, should you have any further questions.

Sincerely,

BlackRock Asset Management International Inc.,

in its capacity as the sponsor of the Trust

By:	/s/ Jack Gee
Name:	Jack Gee
Title:	Managing Director